November 15, 2019

Samer Tawfik
President, Chief Executive Officer and Chairman
LMP Automotive Holdings Inc.
601 N. State Road 7
Plantation, FL 33317

       Re: LMP Automotive Holdings Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed November 13, 2019
           File No. 333-232172

Dear Mr. Tawfik:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1 filed November 13, 2019

Capitalization , page 33

1. We note the amounts you disclose for cash and cash equivalents, total stockholders'
       equity, and total capitalization within the pro forma offering column inclusive of the over-
       allotment are the same amounts disclosed in amendment number 4 and therefore do not appear to have been updated as of September 30, 2019. Accordingly, please revise your capitalization disclosures to be consistent for each column presented in this table.
 Samer Tawfik
FirstName LastNameSamer Inc.
LMP Automotive Holdings Tawfik
Comapany 15, 2019 Automotive Holdings Inc.
November NameLMP
Page 2
November 15, 2019 Page 2
FirstName LastName
       You may contact Robert Babula at (202) 551-3339 or Jim Allegretto at
(202) 551-3849 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Ali Panjwani